Exhibit 99.2

CORPUS RESOURCES INC.

NOTICE OF CHANGE OF ADDRESS

September 12, 2008

Corpus Resources Inc. announces that it has moved its corporate office from #300 - 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 Canada.  The new office is now located at:

1500 E. Tropicana Ave., Suite 100

Las Vegas, Nevada

89119

FAX: (702) 734-7455